Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

YSX TECH. CO., LTD AND SUBSIDIARIES

YSX TECH. CO., LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$5,444,920	$4,283,794
Short-term investment	437,115	2,103,762
Accounts receivable, net of $657,014 and $382,731, respectively	9,858,094	9,163,752
Accounts receivable, related parties	4,024,951	2,871,872
Advances to vendors	10,690,258	8,123,120
Due from related parties	—	2,197
Deferred initial public offering costs	153,987	118,103
Other current assets	757,038	848,185
TOTAL CURRENT ASSETS	31,366,363	27,514,785

Property and equipment, net	44,560	54,486
Right-of-use operating lease assets	190,240	224,835
Deferred tax assets	116,609	76,821
TOTAL NONCURRENT ASSETS	351,409	356,142
TOTAL ASSETS	$31,717,772	$27,870,927

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$1,635,887	$1,563,452
Current portion of long-term loans	142,499	138,481
Accounts payable	1,845,371	1,525,192
Deferred revenue	8,010	14,099
Taxes payable	3,110,014	2,579,976
Due to related parties	562,644	417,557
Operating lease liabilities, current	91,387	83,477
Accrued expenses and other current liabilities	1,257,021	883,805
TOTAL CURRENT LIABILITIES	8,652,833	7,206,039

Operating lease liabilities, non-current	118,076	160,706
Long-term loans	427,497	484,684
Long term loan, related party	1,353,739	1,384,811
TOTAL NONCURRENT LIABILITIES	1,899,312	2,030,201

TOTAL LIABILITIES	10,552,145	9,236,240

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 22,000,000 shared issued and outstanding, including:*	—	—
Class A ordinary shares, $0.0001 par value, 470,000,000 shares authorized, 20,822,675 shares issued and outstanding as of September 30, 2024 and March 31, 2024	2,082	2,082
Class B ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 1,177,325 shares issued and outstanding as of September 30, 2024 and March 31, 2024	118	118
Additional paid-in capital	5,346,674	5,346,674
Statutory reserve	818,465	741,584
Retained earnings	15,570,667	13,720,353
Accumulated other comprehensive loss	(572,379)	(1,176,124)
TOTAL SHAREHOLDERS’ EQUITY	21,165,627	18,634,687

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,717,772	$27,870,927

*	The share numbers and amounts are presented on a retrospective basis, see Note 10.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YSX TECH. CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months ended September 30,
	2024	2023
REVENUES:
Revenues	$24,747,746	$22,199,058
Revenues, related parties	9,346,622	4,298,763
Total revenue	34,094,368	26,497,821

COST OF REVENUES:
Cost of revenues	30,493,854	19,362,131
Cost of revenues, related parties	—	3,757,075
Total cost of revenues	30,493,854	23,119,206
Gross profit	3,600,514	3,378,615

OPERATING EXPENSES:
Selling and marketing	66,471	57,991
General and administrative	1,064,198	400,617
Research and development	113,652	102,331
Total operating expenses	1,244,321	560,939

INCOME FROM OPERATIONS	2,356,193	2,817,676

OTHER INCOME (EXPENSES):
Interest expense	(62,438)	(50,324)
Interest income	654	819
Investment income	20,282	13,731
Other income	64,598	181,885
Other non-operating expenses, net	(17,393)	(6,243)
Total other income, net	5,703	139,868

INCOME BEFORE INCOME TAX PROVISION	2,361,896	2,957,544

PROVISION FOR INCOME TAXES	434,701	485,787

NET INCOME	1,927,195	2,471,757

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	603,745	(920,145)
COMPREHENSIVE INCOME	$2,530,940	$1,551,612

Earnings per ordinary share- basic and diluted	$0.09	$0.11

Weighted average number of ordinary shares- basic and diluted	22,000,000	22,000,000

*	The share numbers are presented on a retrospective basis, see Note 10.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YSX TECH. CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Ordinary shares*, $0.0001 par value							Accumulated
	Class A		Class B		Additional			other	Total
	ordinary shares		ordinary shares		paid-in	Statutory	Retained	comprehensive	shareholders'
	Shares	Amount	Shares	Amount	capital	reserve	earnings	income (loss)	equity
Balance at March 31, 2023	20,822,675	$2,082	1,177,325	$118	$5,346,674	$492,992	$9,402,977	$(425,082)	$14,819,761

Appropriation to statutory reserve	—	—	—	—	—	191,063	(191,063)	—	—
Net income	—	—	—	—	—	—	2,471,757	—	2,471,757
Foreign currency translation adjustment	—	—	—	—	—	—	—	(920,145)	(920,145)

Balance at September 30, 2023	20,822,675	$2,082	1,177,325	$118	$5,346,674	$684,055	$11,683,671	$(1,345,227)	$16,371,373

Balance at March 31, 2024	20,822,675	$2,082	1,177,325	$118	$5,346,674	$741,584	$13,720,353	$(1,176,124)	$18,634,687

Appropriation to statutory reserve	—	—	—	—		76,881	(76,881)	—	—
Net income	—	—	—	—	—	—	1,927,195	—	1,927,195
Foreign currency translation adjustment	—	—	—	—	—	—	—	603,745	603,745

Balance at September 30, 2024	20,822,675	$2,082	1,177,325	$118	$5,346,674	$818,465	$15,570,667	$(572,379)	$21,165,627

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YSX TECH. CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30,
	2024	2023

Cash flows from operating activities:
Net income	$1,927,195	$2,471,757
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	12,685	14,026
Amortization of operating lease right-of-use assets	43,179	30,841
Allowance for doubtful accounts	286,081	(188,845)
Deferred tax provision	(36,595)	33,711
Changes in operating assets and liabilities:
Accounts receivable	(673,890)	(1,394,491)
Accounts receivable, related parties	(1,042,282)	368,400
Advance to vendors	(2,271,580)	(6,086,274)
Other current assets	61,924	(156,001)
Due from related parties	2,203	11
Other non-current assets	—	(2,892)
Net changes in operating right-of-use assets and lease liabilities	(43,848)	(30,485)
Accounts payable	268,842	692,459
Deferred revenue	(6,331)	(39,241)
Deferred revenue, related parties	—	(50,983)
Taxes payable	443,494	614,111
Accrued expense and other current liabilities	340,282	1,094
Net cash used in operating activities	(688,641)	(3,722,802)

Cash flows from investing activities:
Purchase of property and equipment	(1,474)	(543)
Proceeds from termination of the long-term investment	—	493,171
Purchase of short-term investment	—	(2,805,403)
Proceeds upon maturity of short-term investment	1,683,307	2,104,052
Net cash provided by (used in) investing activities	1,681,833	(208,723)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,943,743	4,279,643
Repayment of short-term bank loans	(1,917,363)	(2,175,590)
Proceeds from long-term bank loans	—	701,351
Repayment of long-term bank loans	(69,419)	(589,135)
Repayment of long-term loan, related party	(69,419)	(841,621)
Proceeds from short-term loan-related party	—	1,402,702
Proceeds from borrowing from related parties	141,000	177,023
Payment for deferred initial public offering costs	(32,042)	(179,432)
Net cash (used in) provided by financing activities	(3,500)	2,774,941

Effect of exchange rate change on cash	171,434	(193,039)
Net increase (decrease) in cash	1,161,126	(1,349,623)
Cash, beginning of period	4,283,794	3,386,386
Cash, end of period	$5,444,920	$2,036,763

Supplemental disclosures of cash flow information:
Cash paid for income tax	$23,824	$19,868
Cash paid for interest	$62,438	$50,324

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YSX TECH. CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

YSX TECH. CO., LTD (“YSX Cayman” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in providing comprehensive business solutions to its customers, mainly insurance companies and brokerages in China. Based on its in-depth knowledge of the Chinese insurance industry accumulated from years of servicing its customers, the Company specializes in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services. Unless otherwise specified, the Company’s substantial business operations are located in the People’s Republic of China (“PRC”).

Organization

YSX Cayman was incorporated as an exempt company with limited liability under the laws of the Cayman Islands on November 9, 2022.

YSX Cayman owns 100% of the equity interests of YSX (HK) Holding Co., Limited (“YSX HK”), a limited liability company formed under the laws of Hong Kong on November 29, 2022.

On December 30, 2022, Yishengxin (Guangzhou) International Holding Co., Ltd. (“ WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of YSX HK.

YSX Cayman, YSX HK, and WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the Company’s business was operated by the following entities: (1) Xinjiang Yishengxin Network Technology Co., Ltd. (“Xinjiang YSX”), formed in Xinjiang Uygur Autonomous Region of China on July 16, 2015. Xinjiang YSX has three 100% controlled subsidiaries including Xinjiang Yishengxin Chuangzhan Technology Co., Ltd. (“Chuangzhan”), formed in Guangzhou city of China on July 2, 2017, Xinjiang Agilent Information Technology Co., Ltd. (“Anjielun”), formed in Kashi city of Xinjiang Uygur Autonomous Region of China on June 27, 2016 and Guangzhou Yishengxin Network Technology Co., Ltd. （“ YSX Network”)，formed in Guangzhou city on July 12, 2019. Xinjiang YSX also has a branch company, Xinjiang Yishengxin Network Technology Co., Ltd. Guangzhou branch (“Guangzhou YSX”), organized under the laws of the PRC on December 9, 2015; and (2) Guangzhou Xihang Information Technology Co., Ltd. (“Xihang”), formed in Guangzhou City, China on August 4, 2011. Xinjiang YSX, Guangzhou YSX, YSX Network, Chuangzhan, Anjielun and Xihang were all formed as limited companies pursuant to PRC laws to provide auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services to customers in the PRC, and are collectively referred to as the “YSX Operating Companies” and Xinjiang YSX and Xihang are collectively referred to as the variable interest entities (the “VIEs”).

Reorganization

A reorganization of our legal structure (“Reorganization”) was completed on December 31, 2022. The Reorganization involved the formation of YSX Cayman, YSX HK and WFOE, and entering into certain contractual arrangements among WFOE the VIEs and the shareholders of the VIEs. Consequently, the Company became the ultimate holding company of YSX HK, WFOE, and the YSX Operating Companies.

On December 31, 2022, WFOE entered into a series of contractual arrangements with the YSX Operating Companies. These agreements include Exclusive Business Cooperation and Service Agreements, Share Disposal and Exclusive Option to Purchase Agreements, Equity Interest Pledge Agreements, Proxy Agreements and Spousal Consent (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide to YSX Operating Companies consulting services related to business operations, including technical and management consulting services. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of YSX Operating Companies, including absolute control rights and the rights to the assets, property, and revenue of YSX Operating Companies, for accounting purposes. We believe that YSX Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP. We treat the VIEs as our consolidated entities under U.S. GAAP.

The consolidation of the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

The unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Formation	Place of Incorporation	% of Ownership	Principal Activities
YSX Cayman	November 9, 2022	Cayman Islands	Parent, 100%	Investment holding

YSX HK	November 29, 2022	Hong Kong	100%	Investment holding

WFOE	December 30, 2022	Guangzhou, PRC	100%	WFOE, Consultancy and information technology support

YSX Operating Companies:

Xinjiang YSX	July 16, 2015	Kashi, PRC	VIE	Auto insurance aftermarket value-added services, and software development and information technology services

Guangzhou YSX	December 9, 2015	Guangzhou, PRC	A branch company of Xinjiang YSX	Auto insurance aftermarket value-added services, and software development and information technology services

Chuangzhan	July 2, 2017	Kashi, PRC	Subsidiary of Xinjiang YSX	Software development and information technology services

Anjielun	June 27, 2016	Kashi, PRC	Subsidiary of Xinjiang YSX	Auto insurance aftermarket value-added services, and software development and information technology services

YSX Network	July 12, 2019	Guangzhou, PRC	Subsidiary of the Xinjiang YSX	Auto insurance aftermarket value-added services, and software development and information technology services

Xihang	August 4, 2011	Guangzhou, PRC	VIE	Auto insurance aftermarket value-added services, and software development and information technology services

The VIE contractual arrangements

The Company’s main operating entities, Xinjiang YSX, its subsidiaries, Chuangzhan, Anjielun and Guangzhou YSX Network, its branch company, Guangzhou YSX, and Xihang (or the “YSX Operating Companies”), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, for accounting purposes, because it met the condition under U.S. GAAP to consolidate the VIE.

WFOE, is deemed to have a controlling financial interest in and be the primary beneficiary of the YSX Operating Companies for accounting purposes because it has both of the following characteristics:

●	The power to direct activities of the YSX Operating Companies that most significantly impact such entities’ economic performance, and
●	The right to receive benefits from, the YSX Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the YSX Operating Companies shall pay service fees equal to all of their net profits after tax payments to WFOE. Such contractual arrangements are designed so that the operations of the YSX Operating Companies are solely for the benefit of WFOE and ultimately, the Company, and therefore the Company consolidates the YSX Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;
●discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;
●limit the Company’s business expansion in China by way of entering into contractual arrangements;
●impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;
●require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or
●restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders and it may lose the ability to receive economic benefits from the VIE and the VIEs’ subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs and the VIEs’ subsidiaries.

The Company, YSX HK and WFOE are essentially holding companies and did not have material operations. During the six months ended September 30, 2024, YSX Cayman, YSX HK and WFOE only recorded immaterial amount of assets and liabilities (including cash of $6,271, other receivable of $21,318, deferred initial public offering costs of $14,981, property and equipment of $1,513, due to related parties of $417,586, taxes payable of $120, and other payable and accrued liabilities of $66,337 as of September 30, 2024). In addition, there was no revenue generated by YSX Cayman, YSX HK and the WFOE during the six months ended September 30, 2024, operating expenses and net loss reported by YSX Cayman, YSX HK and the WFOE amounted to approximately $262,606 for the six months ended September 30, 2024. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the VIEs and the VIEs’ subsidiaries as of September 30, 2024 and for the six months ended September 30, 2024 and 2023, respectively. The Company has not provided any financial support to the VIEs and the VIEs’ subsidiaries during the six months ended September 30, 2024 and 2023. Additionally, pursuant to the VIE Agreements, WFOE has the right to receive service fees equal to the VIEs’ net profits after tax payments. None of these fees were paid to WFOE as of September 30, 2024. Accordingly, as of September 30, 2024 and March 31, 2024, WFOE had approximately $6.5 million and $4.6 million consulting fee receivables due from the VIEs and the VIEs’ subsidiaries, respectively. These receivables were fully eliminated upon consolidation.

The following financial statement amounts and balances of the VIEs were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	September 30,	March 31,
	2024	2024
	(Unaudited)
Current assets	$31,554,142	$27,596,175
Non-current assets	349,896	356,142
Total assets	$31,904,038	$27,952,317
Current liabilities	$8,168,790	$6,885,996
Non-current liabilities	1,899,312	2,030,201
Total liabilities	$10,068,102	$8,916,197

	For the Six months Ended
	September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net revenue	$34,094,368	$26,497,821
Net income	$2,189,802	$2,561,544

	For the Six Months Ended
	September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(655,122)	$(3,722,802)
Net cash provided by (used in) investing activities	$1,683,307	$(208,723)
Net cash (used in) provided by financing activities	$(141,394)	$2,597,355

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the fiscal years ended March 31,2024 and 2023 included in the Company’s Registration Statement on Form F-1. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the unaudited condensed consolidated financial statements not misleading have been included. Operating results for the interim period ended September 30, 2024 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2025.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities whose operation and financial results it consolidates through the respective VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the estimated credit loss of accounts receivable, realizability of advance to vendors, useful lives of property and equipment, the recoverability of long-lived assets, estimates used in lease accounting, and realization of deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Such risks and uncertainties include, but are not limited to interest rate risk, concentration of credit risk, risks associated with concentration of customers and vendors and VIE risk (see Note 9). Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The COVID-19 pandemic negatively affected the Company’s business and financial results in fiscal year 2023, but did not materially affect its business operations in fiscal year 2024 and for the six months ended September 30, 2024. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and after that, the overall demand for YSX Operating Companies’ services, particularly, the auto insurance aftermarket value-added services, increased significantly since then.

Although the spread of COVID-19 appears to be under control, the extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and COVID-19 variants, if any, any related travel advisories and restrictions, and the overall impact of the COVID-19 pandemic on the global economy and capital markets, all of which remain uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in the PRC are insured by the PRC financial institution deposit insurance program up to a limit of RMB 500,000 per each bank account. The PRC financial institution pays compensation up to a limit of RMB 500,000 per each bank account if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2024 and March 31, 2024, cash balance of $5,439,426 and $4,278,045, respectively, were maintained at financial institutions in PRC and approximately $4,857,299 and $3,787,797, respectively, were not insured by the PRC financial institution deposit insurance program.

Short-term investment

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks or financial institution with maturities within one year. The banks or financial institution invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with average rate of return on these investments of 1.95% to 2.25% per annual. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of comprehensive income over the contractual term of these investments.

Short-term investment consisted of the following:

	September 30,	March 31,
	2024	2024
	(Unaudited)
Beginning balance	$2,103,762	$1,461,807
Add: purchase additional wealth management financial products	—	2,096,934
Less: proceeds received upon maturity of short-term investment	(1,683,307)	(1,397,956)
Interest receivable	—	19,146
Foreign currency translation adjustments	16,660	(76,169)
Ending balance of short-term investment	$437,115	$2,103,762

The Company recorded investment income of $20,282 and $13,731 for the six months ended September 30, 2024 and 2023, respectively. The short-trem investment held as of September 30, 2024 has been redempted on October 9, 2024. The Company did not purchase additional short-term investment as of the date of the condensed consolidated financial statements were issued.

Accounts receivable, net

Accounts receivable include service fees generated from the Company’s auto insurance aftermarket value-added services, other scenario-based customized services and software development and information technology services.

Accounts receivable represent balances due from customers and are recorded net of allowance for credit loss.

On April 1, 2023, the Company adopted ASC 326, Credit Losses, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables and is measured in accordance with ASC 326. The Company assesses the collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Receivables are written off after all collection efforts have ceased. As of September 30, 2024 and March 31, 2024, allowance for credit loss on the Company’s outstanding accounts receivable amounted to $657,014 and $382,731, respectively.

Advances to vendors

Advances to vendors consist of balances paid to various vendors for outsourcing the Company’s value-added services. Advances to vendors also include prepayment to external media channel operators in order to help customers to post their ads. Advances to vendors are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realization of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for credit loss by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2024 and March 31, 2024, there was no allowance for credit loss recorded as management believed that all of the advance to vendor balances fully realizable

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment	3-5 years
Electronic equipment	3 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of comprehensive income in other income(expenses).

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2024 and March 31, 2024.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred initial public offering costs amounted to $153,987 and $118,103 as of September 30, 2024 and March 31, 2024, respectively.

Leases

The Company leases office space, which is classified as operating leases in accordance with ASC 842. Under ASC 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of September 30, 2024 and March 31, 2024 (see Note 5).

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, short-term investment, other current assets, short-term loans, accounts payable, taxes payable and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2024 and March 31, 2024 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at September 30, 2024 and March 31, 2024 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Foreign currency translation

The functional currency for YSX Cayman is the U.S Dollar (“US$”). YSX HK uses the Hong Kong dollar as its functional currency. However, YSX Cayman and YSX HK currently only serve as the holding companies and did not have active operations as of September 30, 2024. The Company operates its business through its VIEs and subsidiaries of the VIEs in the PRC as of September 30, 2024. The functional currency of the WFOE and the Company’s VIEs and subsidiaries of the VIEs is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	September 30, 2024	March 31, 2024	September 30, 2023
Year-end spot rate	US$1= RMB 7.0176	US$1=RMB 7.2212	US$1= RMB 7.3010

Average rate	US$1= RMB 7.2026	US$1=RMB 7.1533	US$1= RMB 7.1291

Revenue recognition

In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from auto insurance aftermarket value-added services

The Company obtains service contracts from various insurance companies and brokerages when they successfully secured the insurance policy or contracts with their customers (the “Insurance Policy Holders). Pursuant to the service contracts with insurance companies and brokerages (the “Customers”), the Company is to provide the following auto insurance value-added services to the auto insurance policy holders on behalf of these insurance companies and brokerages: (i) vehicle safety inspection and check services (such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection, etc.); (ii) vehicle driving risk screening services; (iii) designated driver and rescuing services (such as arranging designated drivers to drive alcohol drinkers home safely and car jump-start and towing services); and (iv) vehicle maintenance and other value-added services (such as car wash, windshield and windscreen wiper maintenance, four wheel positioning, tire repair and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services, etc.). The Company’s performance obligations are to utilize its intermediary platform to identify and find appropriate external service providers to render above mentioned value-added services to insurance policy holders, coordinating and monitoring third-party vendors for related service rendering and reporting the results to the Customers. The Company’s agreements with the Customers for providing auto insurance aftermarket value-added services are fixed-price contracts. For each of the auto insurance aftermarket value-added services including vehicle safety inspection and check, vehicle driving risk screening, designated driver and rescuing and vehicle maintenance, there is a corresponding service rate as agreed upon between the Company and the Customers, as well as agreed between the Company and each of the individual external vendor who perform these services. The Company is required to concurrently monitor and manage these value-added services to be entitled to receive the fixed service fee. There is no separate service return, discount, or service volume incentive involved. As a result, there is no variable consideration in the contract. Once a specific auto insurance aftermarket value-added service is rendered on time, the Company’s service obligation related to such service is satisfied. The Company recognizes revenue at point when the designated services are rendered and completed.

Upon assessing of ASC 606-10-55-37A when an external party is involved in providing goods or services to a customer, the Company believes that it serves as a principal in this type of transaction, because the Company is primarily responsible for fulfilling the promises to the customers. The Company selects qualified external vendors, coordinates, monitors and inspects the services rendered by the external vendors, resolves disputes and complaints claimed by the insurance policy holders who use the auto insurance aftermarket value-added services, and reports the service rendering results to the customers on time. The Company has the right and ability to direct the external vendors to provide the services and is responsible for ensuring that the services performed are acceptable to the insurance companies and brokerages. Further, the Company has the latitude in establishing service prices with the external vendors and taking credit risk in terms of service fee collection and payments, and is primarily responsible for taking the risk for service arrangement with external parties to render the designated services to the insurance policy holders.

Contract fulfillment costs associated with auto insurance aftermarket value-added services primarily consist of employee salary, bonus and business travel costs incurred by the Company to fulfill its performance obligations. Contract fulfillment costs are only capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. For the six months ended September 30, 2024 and 2023, the Company did not capitalize contract fulfillment costs, but expensed as incurred, due to immateriality of such costs.

Revenue from other scenario-based customized services

For other scenario-based customized services, the Company utilizes its sales and marketing team to provide services for insurance companies or brokerages and other enterprise customers, such as customer development, product or services introduction, sales strategy and skills education, and to help customers to post their advertisements on social media platforms, plan and organize seasonal on-the-ground sales and promotional campaigns at the 4S stores (automobile dealership stores who are authorized by automobile manufacturers to engage in the businesses relating to sales, spare parts, service and survey) where insurance products and services are sold to targeted consumers or customer designated locations. The Company’s contracts with customers for scenario-based customized services are fixed-price contracts. The Company also believes that it serves as a principal in this type of transaction because it has the latitude in establishing prices with customers, and is responsible for bearing the related costs to complete the designated services. From signing the contract, to the preparation of the scenario-based customized service plan to event execution, it typically takes a few days up to a month. The Company recognizes revenue at the point when the designated services are rendered, completed and accepted by the customers.

Revenue from software development and information technology services

For software development and information technology services, the Company’s performance obligations are to provide customized IT solutions to help customers optimize their IT software and application (such as data storage, mobile search application, etc.). Such IT consulting services are fixed-price contracts, and it normally takes up to several months for the Company to provide the proposals, solutions and completed designated services. The Company believes that it serves as a principal in this type of transaction because it has the latitude in establishing prices, and is responsible rendering the designated services. Related service fees are recognized as revenue at point when designated IT solution, design and management services are rendered, completed and accepted by customers.

Contract Assets and Liabilities

The Company did not have contract assets as of September 30, 2024 and March 31, 2024.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $8,010 and $14,099 from customers as of September 30, 2024 and March 31, 2024, respectively, consist primarily of fees received from customers in advance of services performed. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amounts of revenue recognized in the six months ended September 30, 2024 and 2023 that were included in the opening deferred revenue were $14,099 and $93,986, respectively.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended September 30, 2024 and 2023 are as follows:

Revenue by service types

The Company’s revenue derived from different service types are set forth below:

	For the six months ended
	September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue from auto insurance aftermarket value-added services	$28,210,396	$21,410,507
Revenue from other scenario-based customized services	5,579,468	4,253,639
Revenue from software development and information technology services	304,504	833,675
Total revenue	$34,094,368	$26,497,821

Revenue by customer types

The Company’s revenue by customer types is set forth below:

	For the six months ended
	September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue from third-party customers	$24,747,746	$22,199,058
Revenue from related party customers	9,346,622	4,298,763
Total revenues	$34,094,368	$26,497,821

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended September 30, 2024 and 2023. The Company does not believe that there was any uncertain tax provision on September 30, 2024 and March 31, 2024. The Company’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended September 30, 2024 and 2023. As of September 30, 2024 and March 31, 2024, all of the tax returns of the Company’s PRC subsidiary, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended September 30, 2024 and 2023, there were no dilutive shares.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of comprehensive income.

Research and development expenses

The Company conducts research and development activities in order to provide software development and information technology services to help insurance companies and brokerages to optimize their IT software and applications. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s intermediary platform. There was no capitalized research and development costs for the six months ended September 30, 2024 and 2023. The Company expenses all internal research and development costs, in connection to intermediary platform and other projects as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including facility costs of the research center, and amortization and depreciation to property and equipment used in the research and development activities. For the six month ended September 30, 2024 and 2023, total research and development expenses were approximately $113,652 and $102,331, respectively.

Employee benefit expenses

The Company’s subsidiary, VIE and VIEs’ subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed consolidated statements of income and comprehensive income amounted to $69,312 and $37,090 for the six months ended September 30, 2024 and 2023, respectively.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280 (see Note 12).

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for public companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 31, 2023, including interim periods within those fiscal years. The Company does not believe the adoption of this new guidance will have material impact on its consolidated financial statements.

On November 27, 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted effective for fiscal years beginning January 1, 2024. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40). The ASU requires disclosure of specified information about certain costs and expenses. This includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03, “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements once adopted.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable from third-party customers, net, consist of the following:

	September 30,	March 31,
	2024	2024
	(Unaudited)
Accounts receivable, third-party customers	$10,515,108	$9,546,483
Less: allowance for doubtful account	(657,014)	(382,731)
Accounts receivable from third-party customers, net	$9,858,094	$9,163,752

Approximately 97.9% of the March 31, 2024 gross accounts receivable balance has been collected. Approximately $6.6 million or 63.2% of the September 30, 2024 gross accounts receivable balance has been subsequently collected and the remaining balance is expected to be collected by March 2025.

The following table summarizes the Company’s outstanding gross accounts receivable and subsequent collection by aging bucket:

	Balance as of	Subsequent	% of subsequent
Accounts receivable by aging bucket	September 30, 2024	collection	collection
Less than 6 months	$9,753,637	$6,490,856	66.5%
From 7 to 9 months	116,735	116,735	100.0%
From 10 to 12 months	66,048	33,675	51.0%
Over 1 year	578,688		0.0%
Total gross accounts receivable	$10,515,108	$6,641,266	63.2%

	Balance as of	Subsequent	% of subsequent
Accounts receivable by aging bucket	March 31, 2024	collection	collection
Less than 6 months	$8,834,530	$8,834,530	100.0%
From 7 to 9 months	212,590	212,590	100.0%
From 10 to 12 months	298,518	298,518	100.0%
Over 1 year	200,845	—	0.0%
Total gross accounts receivable	$9,546,483	$9,345,638	97.9%

Allowance for doubtful accounts movement is as follows:

	September 30,	March 31,
	2024	2024
	(Unaudited)
Beginning balance	$382,731	$529,003
Additions	286,081	—
Bad debt recovery	—	(137,831)
Foreign currency translation adjustments	(11,798)	(8,441)
Ending balance	$657,014	$382,731

NOTE 4 —ADVANCES TO VENDORS

Advances to vendors, net, consist of the following:

	September 30,	March 31,
	2024	2024
	(Unaudited)
Advances to vendors for outsourcing the value-added services	$10,690,258	$8,123,120
Less: allowance for doubtful accounts	—	—
Advances to vendors, net	$10,690,258	$8,123,120

Advances to vendors represents balance paid to various vendors for performing the auto insurance aftermarket value-added services (such as car wash, car towing and car inspection, etc.) that the Company outsources to them, and such services have not been completed as of the balance sheet dates. Advances to vendors also include prepayment to external media channel operators in order to help customers to post their ads. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2024 and March 31, 2024, there was no allowance recorded as the Company considers all of the advance to vendors balance fully realizable.

The March 31, 2024 advance to supplier balance has been fully realized when the vendors have rendered the value-added services for the Company. For the balance as of September 30, 2024, approximately $10.7 million or 99.9% of advances to vendors balance has been realized subsequently when the vendors have rendered the value-added services for the Company.

NOTE 5 —LEASES

Effective on April 1, 2021, the Company adopted Topic 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments derived from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

Balance sheet information related to operating leases ROU assets and lease liabilities is as follows:

	As of
	September 30,	March 31,
	2024	2024
	(Unaudited)
Operating lease right-of-use assets	$406,810	$463,253
Operating lease right-of-use assets- accumulated amortization	(216,570)	(238,418)
Operating lease right-of-use assets, net	190,240	224,835

Operating lease liabilities, current	91,387	83,477
Operating lease liabilities, non-current	118,076	160,706
Total operating lease liabilities	$209,463	$244,183

The weighted average remaining lease terms and discount rates for the operating lease as of September 30, 2024 and March 31, 2024 are as follows:

	September 30,	March 31,
	2024	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.18	2.58
Weighted average discount rate	4.42%	4.72%

For the six months ended September 30, 2024 and 2023, the Company reported total operating lease expenses of $44,983 and $46,154, respectively.

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of September 30, 2024:

Amounts
Twelve months ending September 30,
2025	$99,576
2026	84,582
2027	13,901
2028	9,674
2029	9,674
Thereafter	6,449
Total lease payments	223,856
Less: imputed interest	(14,393)
Total operating lease liabilities	$209,463

NOTE 6— DEBT

The Company borrowed from PRC banks, other financial institutions and related parties as working capital funds. As of March 31, 2024 and 2023, the Company’s debt consisted of the following:

(a) Short-term loans:

		September 30,	March 31,
		2024	2024
		(Unaudited)
China Construction Bank (“CCB”)	(1)	$1,635,887	$1,451,282
Xin Wang Bank (“XW”)	(2)	—	112,170
Total short-term loans		$1,635,887	$1,563,452
(1)On May 15, 2023, Xinjiang YSX entered into a loan agreement with CCB to borrow the RMB 2 million (approximately $276,962) loan as working capital for one year, with a loan maturity date on May 15, 2024, and an effective interest rate of 3.95% per annum. On May 7, 2024, Xinjiang YSX repaid RMB 2 million loan to CCB immediate before the loan maturity date and entered new loan agreement with CCB to borrow the RMB 2 million (approximately $284,988) loan as working capital for an additional year, with a loan maturity date on May 7, 2025 and an effective interest rate of 3.95% per annum.

On June 8, 2023, Xinjiang YSX entered into another short-term loan agreement with CCB to borrow an aggregate of RMB 2 million (approximately $276,962) as working capital for one year, with original loan maturity date on June 8, 2024 and effective interest rate of 3.86% per annum. There was no collateral and other loan covenant requirement on these loans. Upon maturity of the loan, on June 7, 2024, Xinjiang YSX renewed this loan with CCB to extend the loan maturity date to June 7, 2025, with effective interest rate of 3.86% per annum. The loan was fully repaid.

On June 14, 2024, Xinjiang YSX entered into a new agreement with CCB to borrow RMB 2 million (approximately $284,988) as working capital for one year, with the loan maturity date to June 14, 2025 and effective interest rate of 3.96% per annum.

In addition, on August 24, 2023, Xihang, entered into a revolving line of credit agreement with CCB to borrow a maximum of RMB 8 million (approximately $1,107,849) loan as working capital. The loan can be borrowed anytime during the period from August 24, 2023 to August 24, 2026. Xihang has the right to repay the loan and borrow again anytime within the loan period. The loan bears variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 40 basis points, at an effective interest rate of 3.95% per annum. As of September 30, 2024 and March 31, 2024, the outstanding loan balance that Xihang borrowed from CCB amounted to RMB 7.48 million (approxiametly $1,065,891) and RMB 6.48 million (approximately $897,358), respectively..

As of September 30, 2024 and March 31, 2024, the loans payable to CCB amounted to $1,635,887 and $1,451,282, respectively.

(2)From June 29, 2023 to December 18, 2023, Xinjiang YSX, entered into multiple revolving loan agreements with Sichuan XW Bank to borrow an aggregate of loans of RMB 10.97 million (approximately $1,519,138) as working capital for four months, with loan maturity date ranging between October 21, 2023 to April 21, 2024. The loans bear variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 395 basis points, at an effective interest rate of 7.50% per annum. A third party, Guangdong Youshanghui Fiancing Guarantee Co., Ltd., provided guarantee to a maximum loan of RMB 10 million (approximately $1.4 million) that Xinjiang YSX may borrow from Sichuan WX Bank within one year. As of March 31, 2024, the outstanding loan payable to Sichuan XW Bank amounted to RMB 0.81 million (approximately $112,170), which was fully repaid on April 9, 2024.

(b) Long-term loans:

		September 30,	March 31,
		2024	2024
		(Unaudited)
Bank of China (“BOC”)	(3)	$569,996	$623,165
Less: current portion of long-term loans		(142,499)	(138,481)
Total long-term loans, non-current		$427,497	$484,684
(4)On September 13, 2023, Xihang, entered into a loan agreement with BOC to borrow RMB 3.4 million (approximately $470,836) as working capital for two years, with loan maturity date on September 12, 2025 and multiple loan repayment with first loan repayment of RMB 340,000 starting January 2, 2024 and additional RMB 340,000 repayment on a semi-annual basis thereon. In addition, on September 15, 2023, Xihang entered into another loan agreement with BOC to borrow additional RMB 1.6 million (approximately $221,570) as working capital for two years, with loan maturity date on September 14, 2025 and multiple loan repayment with first loan repayment of RMB 160,000 starting January 2, 2024 and additional RMB 160,000 repayment on a semi-annual basis thereon. The loans variable interest rates are based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 25 basis points, and the effective interest rate is 3.70% per annum. Pursuant to loan agreements, Xihang is (i) required to maintain the asset-liability ratio less than 70%; (ii) must obtain a written consent from the bank if the borrower conducts any activities associated with business merger, acquisition, spinoff, reduction of the registered capital, share transfer, investment to external parties, significant transfer of assets and liabilities, etc.; (iii) subject to the inspection and monitoring by BOC bank and must provide a fund usage report to BOC on a monthly basis; (iv) must prioritize repayment of bank borrowing in the event of any other liquidation transaction; (v) not allowed to declare shareholder dividends until repayment of the loan; and (vi) not allowed to dispose of its assets through lowering down its debt payment ability and promise to maintain the maximum external guarantee amount below the limit as set forth in the borrower’s articles of incorporation. If there is any violation of any of these loan covenant requirements, BOC has the right to terminate the loan agreements and request Xihang to repay the loans in advance before the maturity dates. There is no other guarantee or collateral requirements on these loans. Based on the loan repayment schedule, the current portion of long-term loan borrowed from BOC amounted to $142,499 and $138,481, and non-current portion of long-term loans amounted to $427,497 and $484,684 as of September 30, 2024 and March 31, 2024, respectively.

(c) Long-term loan, related party:

		September 30,	March 31,
		2024	2024
		(Unaudited)
Loan borrowed from Mr. Jie Xiao, CEO, Chairman of the Board and controlling shareholder of the Company	(4)	$1,353,739	$1,384,811
Less: current portion of long-term loan, a related party		—	—
Total long-term loan, a related party, non-current		$1,353,739	$1,384,811
(5)Because of certain restrictions from the PRC financial institutions, on June 2, 2023, Mr. Jie Xiao, entered into a loan agreement with Guangzhou Rural Commercial Bank Co. Ltd. (“GZ Rural Bank”) to borrow RMB 10 million (approximately $1,424,989) for three years, with loan maturity date on June 2, 2026. The loan bears interest at a variable rate calculated based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 55 basis points, and the effective interest rate is 4.10% per annum. Xinjiang YSX and its branch company Guangzhou YSX provided guarantee to this loan. The Company’s shareholder Mr. Weiqiang Zhen pledged his personal assets as collateral with GZ Rural Bank to further secure this loan. At the same time, the Company signed a loan agreement with Mr. Jie Xiao to borrow the RMB 10 million (approximately $1,424,989) with the same borrowing terms and interest rate. The purpose of this borrowing is to obtain funds to support the Company’s working capital needs, especially for making payments to external vendors to perform the outsourced value-added services. Based on the loan repayment schedule, Mr. Jie Xiao is required to make a repayment of RMB 10 million (approximately $1,424,989) to GZ Rural Bank upon maturity. Therefore, the Company is also required to make the same amount of repayment to Mr. Jie Xiao. There was no other loan collateral or covenant requirement on this loan. During the six months ended September 30, 2024, the Company repaid RMB 500,000 (approximately $71,250) to Mr. Jie Xiao and Mr. Jie Xiao repaid the same amount to GZ Rural Bank. As of September 30, 2024, the outstanding balance of long-term loan payable to a related party amounted to $1,353,739.

For the above-mentioned short-term and long-term loans from PRC banks, financial institutions and related party, interest expense amounted to $62,438 and $50,324 for the six months ended September 30, 2024 and 2023, respectively.

NOTE 7 — TAXES

(a)Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

YSX HK was incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, YSX HK did not generate any assessable profits arising in or derived from Hong Kong for the six months ended September 30, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are normally subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s VIE entity Xinjiang YSX and its subsidiaries Anjielun and Chuangzhan are all incorporated in Kashi city of Xinjiang Uygur Autonomous Region, where tax reduction and exemption policies were adopted and promulgated by local government to grant qualified enterprises enterprise income tax exemption for the first five years and a reduced corporate income tax of 10% to 15% thereafter, as an incentive to attract enterprises to establish their business operations in such region and to stimulate local economic development. As a result, Xinjiang YSX is entitled to income tax exemption from 2015 to 2020 and then subject to 15% income tax rate starting from January 2021. Anjielun is entitled to income tax exemption from 2018 to 2022 and then subject to 10% income tax rate since January 2023, and Chuangzhan is entitled to income tax exemption from 2021 to 2025 and will be subject to 15% income tax rate starting from January 2026. Xinjiang YSX’s subsidiary, YSX Network, is located in Guangzhou city of Guangdong province as general taxpayer and is subject to 25% income tax rate. In addition, EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The Company’s another VIE, Xihang, was approved as a HNTE on December 20, 2021 and is now entitled to a reduced income tax rate of 15% with a term of three years.

As a result of the above, the Company’s corporate income taxes for the six months ended September 30, 2024 and 2023 were reported at a blended reduced rate. The impact of the tax holidays and exemptions noted above decreased PRC corporate income taxes by $155,773 and $253,599 for the six months ended September 30, 2024 and 2023, respectively. The benefit of the tax holidays on net income per share (basic and diluted) of $0.01 and $0.01 for the six months ended September 30, 2024 and 2023, respectively.

(i)The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the Six Months Ended
	September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Current tax provision
Cayman Islands	$—	$—
Hong Kong	—	—
China	471,296	452,076
	471,296	452,076
Deferred tax provision
Cayman Islands	—	—
Hong Kong	—	—
China	(36,595)	33,711
	(36,595)	33,711
Income tax provision	$434,701	$485,787

The following table reconciles the Company’s effective income tax rate for the years ended March 31, 2024 and 2023:

	For the six months ended
	September 30,
	2024	2023
	(Unaudited)	(Unaudited)
China statutory income tax rate	25.0%	25.0%
Effect of tax holiday and preferential tax rate	(7.9)%	(7.9)%
Effect of tax rates in foreign jurisditions	1.8%	0.0%
Effect of credit loss	1.6%	0.0%
Effect of non-deductible expense	0.2%	0.0%
Research and development tax credit	(1.0)%	(0.6)%
Change in valuation allowance	(1.2)%	(0.1)%
Effective income tax rate	18.4%	16.4%

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	September 30,	March 31,
	2024	2024
	(Unaudited)
Deferred tax assets:
Net operating loss carry-forwards	$—	$—
Allowance for doubtful accounts	116,609	76,821
Total	116,609	76,821
Valuation allowance	—	—
Total deferred tax assets	$116,609	$76,821

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Based on the Company’s current profitability, management believes that the Company will continue to generate sufficient taxable income in the future and therefore the Company can utilize its remaining deferred tax assets to offset future taxable income. No valuation allowance was reserved for the six months ended September 30, 2024 and for the year ended March 31, 2024.

(b)Taxes payable

Taxes payable consist of the following:

	September 30, 2024	March 31, 2024
	(Unaudited)
Income tax payable	$3,099,253	$2,565,551
Value added tax payable	5,009	8,956
Other taxes payable	5,752	5,469
Total taxes payable	$3,110,014	$2,579,976

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the six months ended September 30, 2024 and 2023. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from September 30, 2024. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2024 and March 31, 2024, all of the tax returns of the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

NOTE 8 — RELATED PARTY TRANSACTIONS

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Jie Xiao	Chairman of the Board, Chief Executive Officer (“CEO”) of the Company
Ms. Meiqi Chen	One of the shareholders of Xinjiang YSX
Mr. Bin Wang	Supervisor of Anjielun, Xinjiang YSX and Guangdong Hengding Technology Co., Ltd. (“Hengding”)
Ms. Ruomei Wu	Largest shareholder of Xihang
Mr. Yizhuo Tan	Director of Xinjiang YSX and also one of the shareholders of Xinjiang YSX
Guangzhou Yinqi Refrigeration Decoration Engineering Co., Ltd. (“Guangzhou Yinqi”)	Mr. Yizhuo Tan holds 40% ownership interest in this entity and also is the general manager, executive director and legal representative of this entity
Chongqing Yinzhi Business Service Co. Ltd. (“ Chongqing Yinzhi”)	Mr. Yizhuo Tan is the legal representative, executive director and general manager of this entity
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	An entity affiliated with one of the shareholders of Xinjiang YSX, Ms. Qian Zeng
Mr. Geran Xiao	Chief Financial Officer (“CFO) of the Company and one of the shareholders of Xinjiang YSX
Guangzhou Tea Source Technology Co. Ltd. (“Tea Source”)	An entity controlled by Mr. Geran Xiao
Guangzhou Auto Service Technology Co., Ltd. (“GZ Auto Service”)	Ms. Meiqi Chen holds 40% ownership interest in this entity and also is the supervisor of this entity

b. Revenue and accounts receivable by related parties

Revenue and accounts receivable from related parties consists of the following:

		Revenue		Accounts receivable
		For the six months ended
		September 30,		As of
				‘September 30,	‘March 31,
		2024	2023	2024	2024
Name	Nature of service contract	(Unaudited)	(Unaudited)	(Unaudited)
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	Auto insurance aftermarket value-added services	$9,346,622	$4,298,763	$4,024,951	$2,871,872
Total		$9,346,622	$4,298,763	$4,024,951	$2,871,872

During the six months ended September 30, 2024 and 2023, the Company provided auto insurance aftermarket value-added services and software development and information technology services to certain related parties and generated related service revenue. As of September 30, 2024 and March 31, 2024, the outstanding accounts receivable from related parties amounted to $4,024,951 and $2,871,872, respectively. The March 31, 2024 accounts receivable from related parties have been fully collected. Approximately 99.5% of the September 30, 2024 accounts receivable from related parties have been collected by December 31, 2024.

For the six months ended September 30, 2024, cost of revenue associated with revenue from a related party, Dayong, amounted to $8,353,493.

c. Due from related parties

Due from related parties consists of the following:

	September 30,	March 31,
Name	2024	2024
Ms. Ruomei Wu	—	2,197
Total due from related parties	$—	$2,197

The Company has, in the past, advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand. For amounts due from related parties, 100% of the March 31, 2024 balances have been subsequently collected. There was no such balance as of September 30, 2024. The Company does not have the intention to make cash advances to related parties in the future.

d. Due to related parties

Due to related parties consists of the following:

	September 30,	March 31,
Name	2024	2024
	(Unaudited)
Mr. Jie Xiao	$560,086	$416,068
Mr. Bin Wang	2,558	1,489
Total due to related parties	$562,644	$417,557

As of September 30, 2024 and March 31, 2024, the balance of due to related parties was comprised of advance from the Company’s related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

e. Purchases and accounts payable, related party

The purchase by a certain related party during the six months ended September 30, 2024 and 2023, and the outstanding accounts payable to a certain related party as of September 30, 2024 and March 31, 2024 consisted of the following:

		Purchases		Accounts payable
		For the six months
		ended September 30,		As of
				September 30,	March 31,
		2024	2023	2024	2024
Name	Nature of contract	(Unaudited)	(Unaudited)	(Unaudited)
Chongqing Yinzhi Business Service Co. Ltd. (“ Chongqing Yinzhi”)	Costs associated with auto insurance aftermarket value-added services	$—	$3,757,075	$—	$—
Total		$—	$3,757,075	$—	$—

f. Loan borrowed from a related party

As disclosed in Note 6 above, in connection with the RMB 10 million (approximately $1,384,811) loan that Mr. Jie Xiao borrowed from GZ Rural Bank, the Company signed a loan agreement with Mr. Jie Xiao to borrow the same amount from him under the same borrowing terms and interest rate (see Note 6).

g. Loan guarantees provided by related parties

In connection with the RMB 10 million loan that Mr. Jie Xiao, borrowed from GZ Rural Bank, Xinjiang YSX and its branch company Guangzhou YSX provided guarantee to this loan. The Company’s shareholder, Mr. Weiqiang Zhen, pledged his personal assets as collateral with GZ Rural Bank to further secure this loan (see Note 6).

NOTE 9— Risks and Concentration

a)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from short-term and long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of September 30, 2024 and March 31, 2024, approximately $5.4 million and $4.3 million were deposited with financial institutions located in the PRC, respectively, among which, $4,857,299 and $3,787,797 are not covered by insurance, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and advances to vendors. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

The Company’s functional currency is the RMB whose reporting currency is the U.S. dollars. The RMB depreciated by 4.4% from the year ended March 31, 2023 to the year ended March 31, 2024. RMB futther deprecaited by 0.7% from March 31, 2024 to September 30, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c)Concentration of customers and vendors

Substantially all revenue was derived from customers located in China. For the six months ended September 30, 2024, three third-party customers accounted for 22.4%, 19.7% and 16.8% of the Company’s total revenues, and one related party customer accounted for 27.4% of the Company’s total revenue, respectively. For the six months ended September 30, 2023, three third-party customers accounted for 21.5%, 16.7% and 10.8% of the Company’s total revenues, and one related party customer accounted for 16.2% of the Company’s total revenue, respectively.

As of September 30, 2024, four customers accounted for 27.7%, 22.8%, 21.9%, and 17.4% of the total accounts receivable balance, respectively. As of March 31, 2024, four customers accounted for 23.1%, 16.7%, 16.5%, and 12.8% of the total accounts receivable balance, respectively.

For the six months ended September 30, 2024, four vendors accounted for 21.8%, 21.8%, 14.1% and 11.3% of the Company’s total purchases, respectively. For the six months ended September 30, 2023, three vendors accounted for 20.0%, 19.0% and 13.3% of the Company’s total purchases, respectively.

As of September 30, 2024, four vendors accounted for 27.0%, 21.0%, 20.4% and 15.0% of the total advances to vendors’ balance, respectively. As of March 31, 2024, four vendors accounted for 31.8%, 17.5%, 16.3% and 15.6% of the total advances to vendors’ balance, respectively.

d)VIE risk

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and subsidiaries of the VIEs through the Company’s relevant PRC subsidiary, and can have assets transferred freely out of the consolidated VIEs and subsidiaries of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to approximately $5.4 million and $5.4 million as of September 30, 2024 and March 31, 2024, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Company believes that the Company’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated VIEs are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements.

In addition, if the current structure or any of the Contractual Arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, cancellation or revocation of the Company’s business and operating licenses and being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

NOTE 10 — SHAREHOLDERS’ EQUITY

Ordinary shares

YSX Cayman was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 9, 2022. The share capital of YSX Cayman is $50,000 divided into (i) 470,000,000 Class A ordinary shares and (ii) 30,000,000 Class B ordinary shares, with par value of $0.0001 per share. The total number of shares of ordinary shares issued and outstanding is 22,000,000, which consists of 20,822,675 shares of Class A ordinary shares and 1,177,325 shares of Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of stockholders, each share of Class A ordinary shares is entitled to one vote, and each share of Class B ordinary shares is entitled to five votes. Class B ordinary share is convertible into Class A ordinary share at any time after issuance at the option of the holder on a one-to-one basis. The shares of Class A ordinary shares are not convertible into shares of any other class. The numbers of authorized and outstanding ordinary shares were retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Capital contribution

During the years ended March 31, 2023, the shareholders of the Company’s VIE entity, Xinjiang YSX, contributed $828,056 (approximately RMB 5.9 million), to increase the paid in capital and additional paid-in capital of Xinjiang YSX, to support its business operations. There was no additional capital contribution from shareholders during fiscal year 2024 and during the six months ended September 30, 2024.

Statutory reserves

The Company’s PRC subsidiary and VIEs are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $818,465 and $741,584 as of September 30, 2024 and March 31, 2024, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiary and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE, the VIEs and subsidiaries of the VIEs (collectively, “YSX PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of YSX PRC entities.

The YSX PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the YSX PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretions. The YSX PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the YSX PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the YSX PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2024 and March 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of YSX PRC entities, which amounted to approximately $6.2 million and $6.1 million, respectively.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Guarantees

							Amount of
						Financial	bank loans
			Maximum			institution	guaranteed as
	Guarantee (party		guarantee	Guarantee	Guarantee	issuing	of September 30,
Guarantor	being guaranteed)	Relationship	amount	starting date	expiration date	loans	2024
Xinjiang YSX	Tanbao Network Technology (Guangzhou) Co., Ltd. (borrower)	Third-party customer of the Company	$1,424,989	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,399,339
Xinjiang YSX	Guangzhou Zhuohang Information Technology Co., Ltd. (borrower)	Third-party customer of the Company	$1,424,989	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,382,239
Xinjiang YSX and its branch company Guangzhou YSX	Mr. Jie Xiao (borrower)	Related party	$2,137,483	June 2, 2023	June 2, 2026	GZ Rural Bank	$1,424,989

As of September 30, 2024 and March 31, 2024, Xinjiang YSX held several guarantee agreements with PRC banks to provide credit guarantee of approximately $4.2 million (RMB 29.52 million) in bank loans that two unrelated parties and one related party borrowed from the banks, including:

(1).In connection with the RMB 9.82 million (approximately $1,399,339) loan that third-party customer Tanbao Network Technology (Guangzhou) Co., Ltd. (“Tanbao Technology”) borrowed from Bank of China (“BOC”) Yuexiu Branch, Xinjiang YSX signed a guarantee agreement with BOC to provide a maximum credit guarantee of RMB 10 million (approximately $1,424,989) that Tanbao Technology may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Tanbao Technology started to draw funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB 9.82 million (approximately $1,399,339) as of September 30, 2024.

(2).In connection with the RMB 9.7 million (approximately $1,382,239) loan that third-party customer Zhuohang Information Technology Co., Ltd. (“Zhuohang”) borrowed from Bank of China (“BOC”) Yuexiu Branch, Xinjiang YSX signed a guarantee agreement with BOC to provide a maximum credit guarantee of RMB 10 million (approximately $1,424,989) that Zhuohang may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Zhuohang started to draw funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB 9.7 million (approximately $1,382,239) as of September 30, 2024.

(3).As disclosed in Note 6 and Note 8, in connection with the RMB 10 million (approximately $1,424,989) loan that Mr. Jie Xiao, borrowed from GZ Rural Bank, Xinjiang YSX and its branch company Guangzhou YSX signed a guarantee agreement with GZ Rural Bank to provide a maximum credit guarantee of RMB 15 million (approximately $2,137,483) that Mr. Jie Xiao may borrow from GZ Rural Bank during the period from June 2, 2023 to June 2, 2026.

The Company did not, however, accrue any liability in connection with these guarantees because the above-mentioned borrowers have been current in their loan repayment obligation and the Company has not experienced any losses from providing such guarantees. As of the date of this report, the Company has evaluated the guarantees and has concluded that the likelihood of having to make any payments under the guarantee agreements are remote because both Tanbao Technology and Zhuohang have been the Company’s long-term customers and they are currently in good financial conditions and are not likely to default the loans. In addition, the loan that Mr. Jie Xiao borrowed from GZ Rural Bank is now being used by the Company as its working capital. In the opinion of the management, it is not probable that the Company will incur losses caused by the guarantees within the foreseeable future. However, if the borrowers are unable to repay the loans upon maturity, the Company may be required to pay back the loans, in which case, the Company’s business, prospects, financial condition and results of operations may be adversely affected.

Variable interest entity structure

It is the opinion of management that (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of YSX WOFE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of the Company’s management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

NOTE 12 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments by service type as defined by ASC 280, including Auto Insurance Aftermarket Value-added Services, Other Scenario-based Customized Services and Software Development and Information Technology Services.

As of September 30, 2024 and March 31, 2024, the main operations of the Company are located in the PRC. Substantially all of the Company’s assets are located in China and all revenue was derived from customers located in China. The following tables present summary information by segment for six months ended September 30, 2024 and 2023, respectively:

	For the six months ended September 30,
			Software
			Development
	Auto Insurance	Other	and
	Aftermarket	Scenario-based	Information
	Value-added	Customized	Technology
	Services	Service	Services	Total
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$28,210,396	$5,579,468	$304,504	$34,094,368
Cost of revenues	25,415,097	4,841,962	236,795	30,493,854
Gross profit	2,795,299	737,506	67,709	3,600,514
Operating expenses	1,029,577	203,631	11,113	1,244,321
Income from operations	1,765,722	533,875	56,596	2,356,193
Income tax provision	359,682	71,138	3,881	434,701
Net income	1,594,602	315,381	17,212	1,927,195
Depreciation	10,496	2,076	113	12,685
Capital expenditure	1,220	241	13	1,474
Total assets	$26,243,951	$5,190,543	$283,278	$31,717,772

	For the six months ended September 30,
			Software
			Development
	Auto Insurance	Other	and
	Aftermarket	Scenario-based	Information
	Value-added	Customized	Technology
	Services	Service	Services	Total
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$21,410,507	$4,253,639	$833,675	$26,497,821
Cost of revenues	18,680,552	3,711,277	727,377	23,119,206
Gross profit	2,729,955	542,362	106,298	3,378,615
Operating expenses	453,245	90,046	17,648	560,939
Income from operations	2,276,710	452,316	88,650	2,817,676
Income tax provision	392,521	77,982	15,284	485,787
Net income	1,997,205	396,786	77,766	2,471,757
Depreciation	11,333	2,252	441	14,026
Capital expenditure	543	—	—	543
Total assets	$21,023,743	$4,176,800	$818,615	$26,019,158

NOTE 13 — SUBSEQUENT EVENTS

The Comapny’s Ordinary Shares commenced trading on Nasdaq Capital Market on December 18, 2024, under the ticker symbol “YSXT”.

On December 19, 2024, the Company closed its initial public offering (the “Offering”) of 1,250,000 Class A ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of approximately $5,000,000, before deducting underwriting discounts and other offering expenses. On the Closing Date, the Company also closed the sale of an additional 187,500 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the Offering, at the public offering price of $4.00 per share. As a result, the Company has raised additional gross proceeds of $750,000, before deducting underwriting discounts and offering expenses.

The Company has performed an evaluation of subsequent events through February [ ], 2025, which was the date of the unaudited condensed consolidated financial statements are available for release, and determined that no other events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

NOTE 14 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2024 and March 31, 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

YSX TECH. CO., LTD

PARENT COMPANY BALANCE SHEETS

	September 30,	March 31,
	2024	2024
ASSETS
Non-current assets
Investment in subsidiaries and VIEs	$21,165,627	$18,634,687

Total assets	$21,165,627	$18,634,687

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 22,000,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024, including:
Class A ordinary shares, $0.0001 par value, 470,000,000 shares authorized, 20,822,675 shares issued and outstanding	2,082	2,082
Class B ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 1,177,325 shares issued and outstanding	118	118
Additional paid-in capital	5,346,674	5,346,674
Retained earnings	16,389,132	14,461,937
Accumulated other comprehensive loss	(572,379)	(1,176,124)
Total shareholders’ equity	$21,165,627	$18,634,687

Total liabilities and shareholders’ equity	$21,165,627	$18,634,687

*The share amounts are presented on a retrospective basis, see Note 10

YSX TECH. CO., LTD

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months
	Ended September 30,
	2024	2023
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIES	$1,927,195	$2,471,757

NET INCOME	1,927,195	2,471,757
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	603,745	(920,145)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$2,530,940	$1,551,612

YSX TECH. CO., LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months
	Ended September 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,927,195	$2,471,757
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary and VIEs	(1,927,195)	(2,471,757)
Net cash used in operating activities	—	—

CHANGES IN CASH	—	—

CASH, beginning of period	—	—

CASH, end of period	$—	$—